     As filed with the Securities and Exchange Commission on March 13, 2000
                                       Securities Act Registration No. 333-94927
                                    Investment Company Registration No. 811-6512
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                    FORM N-2

       REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        [X]

                          Pre-Effective Amendment No.                 [_]
                         Post-Effective Amendment No. 1               [X]

                                     and/or
                          REGISTRATION STATEMENT UNDER
                       THE INVESTMENT COMPANY ACT OF 1940             [X]
                                AMENDMENT NO. 9                       [X]

                                ---------------

                The BlackRock Insured Municipal Term Trust Inc.
               (Exact Name of Registrant as Specified in Charter)

                          1285 Avenue of the Americas
                            New York, New York 10019
                    (Address of Principal Executive Offices)

                                 (800) 688-0928
              (Registrant's Telephone Number, including Area Code)

                        Ralph L. Schlosstein, President
                The BlackRock Insured Municipal Term Trust Inc.
                                345 Park Avenue
                            New York, New York 10154
                    (Name and Address of Agent for Service)

                                ---------------

                                   Copies to:

  Richard T. Prins, Esq.    Thomas A. DeCapo, Esq.    Cynthia G. Cobden, Esq.
  Skadden, Arps, Slate,     Skadden, Arps, Slate,        Simpson Thacher &
    Meagher & Flom LLP        Meagher & Flom LLP              Bartlett
    Four Times Square         One Beacon Street         425 Lexington Avenue
 New York, New York 10036   Boston, Massachusetts     New York, New York 10017
                                    02108

                                ---------------


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                THE BLACKROCK INSURED MUNICIPAL TERM TRUST INC.

                             CROSS REFERENCE SHEET

                               Part A--Prospectus

               Items in Part A of Form N-2
                 Specified in Prospectus            Location in Prospectus
               ---------------------------          ----------------------
 Item 1.  Outside Front Cover................... Cover page

 Item 2.  Inside Front and Outside Back Cover
           Page................................. Inapplicable

 Item 3.  Fee Table and Synopsis................ Inapplicable

 Item 4.  Financial Highlights.................. Financial Highlights

 Item 5.  Plan of Distribution.................. Cover Page; Prospectus
                                                  Summary; the Auction;
                                                  Underwriting

 Item 6.  Selling Shareholders.................. Inapplicable

 Item 7.  Use of Proceeds....................... Use of Proceeds; Investment
                                                  Objective and Policies

 Item 8.  General Description of the
           Registrant........................... Cover Page; Prospectus
                                                  Summary The Trust;
                                                  Investment Objective and
                                                  Policies

 Item 9.  Management............................ Prospectus Summary;
                                                  Management of the Trust

 Item 10. Capital Stock, Long-Term Debt, and
           Other Securities..................... Capitalization; Investment
                                                  Objective and Policies;
                                                  Description of New
                                                  Preferred Shares; the
                                                  Auction; Tax Matters

 Item 11. Defaults and Arrears on Senior
           Securities........................... Inapplicable

 Item 12. Legal Proceedings..................... Inapplicable

 Item 13. Table of Contents of the Statement of
           Additional Information............... Table of Contents of the
                                                  Statement of Additional
                                                  Information

                  Part B--Statement of Additional Information

                                                   Location in Statement of
               Items In Part B of Form N-2          Additional Information
               ---------------------------         ------------------------

 Item 14. Cover Page............................ Cover Page

 Item 15. Table of Contents..................... Back Cover Page

 Item 16. General Information and History....... Inapplicable

 Item 17. Investment Objective and Policies..... Investment Objective and
                                                  Policies; Investment
                                                  Policies and Techniques

 Item 18. Management............................ Management of the Trust

 Item 19. Control Persons and Principal Holders
           of Securities........................ Management of the Trust

 Item 20.          Investment Advisory and Other
           Services............................. Management of the Trust

 Item 21.         Brokerage Allocation and Other
           Practices............................ Portfolio Transactions

 Item 22. Tax Status............................ Tax Matters

 Item 23. Financial Statements.................. Financial Statements
                                                  (incorporated by reference)

                           Part C--Other Information

Items 24-33 have been answered in Part C of this Registration Statement

                               EXPLANATORY NOTE
                               ----------------



The Prospectus and Statement of Additional Information contained in Pre-Effective Amendment No. 2 to this Registration Statement on Form N-2 of The BlackRock Insured Municipal Term Trust Inc., filed with the Securities and Exchange Commission on March 6, 2000, including the information omitted from such Prospectus but deemed to be a part of this Registration Statement at the time it was declared effective pursuant to Rule 430A, are incorporated by reference into this Post-Effective Amendment No. 1 in their entirety. The sole purpose of filing this Post-Effective Amendment is to place Exhibit (a)(1)(B) on file with the Securities and Exchange Commission.

                           PART C-OTHER INFORMATION

ITEM 24:  FINANCIAL STATEMENTS AND EXHIBITS

(1)  FINANCIAL STATEMENTS:

Included in Part A of the Registration Statement

Financial Highlights for the period ended December 31, 1992 each of the seven years ended December 31, 1999

PART I

Incorporated by reference to Registrant's most recent Annual Report to Shareholders dated December 31, 1999:

Independent Auditors Report for year ended December 31, 1999

Portfolio of Investments, December 31, 1999 (audited)

Statement of Assets and Liabilities, December 31, 1999 (audited)

Statement of Operations for the year ended December 31, 1999 (audited)

Statement of Changes in Net Investment Assets for the two years ended December 31, 1999 (audited)


(2)  EXHIBITS

The exhibits to this Registration Statement are listed in the Exhibit Index located elsewhere herein.

ITEM 25:  MARKETING ARRANGEMENTS

See the forms of Purchase, Master agreement Among Underwriters and Master Selected and Master Selected Dealer Agreements filed herewith as Exhibits
(h)(1), (h)(2) and (h)(3).

ITEM 26:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission fees  $10,666
Printing and engraving expenses  $100,000
Legal fees  $90,000
Accounting expenses $5,000
Rating Agency fees $35,000
Blue Sky filing fees and expenses $5,000
Miscellaneous expenses  $54,334
Total*  $300,000
__________
* Estimated


ITEM 27:  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

The Trust is not under common control with any person except to the extent that the existence of identical boards of directors or trustees as the case may be, at other investment companies advised by the Advisor would render the Trust under common control with such other investment companies. The Trust does not control any person.

ITEM 28:  NUMBER OF HOLDERS OF SECURITIES

At February 4, 2000

                                      NUMBER OF
        TITLE OF CLASS                RECORD HOLDERS
        --------------                --------------
Common Stock, $.01 par value               1131
Preferred Shares, $.01 par value              1

ITEM 29:  INDEMNIFICATION

Under Registrant's Articles of Incorporation and By-Laws, the directors and officers of Registrant will be indemnified to the fullest extent allowed and in the manner provided by Maryland law and applicable provisions of the Investment Company Act of 1940, including advancing of expenses incurred in connection therewith. Indemnification shall not be provided however to any officer or director against any liability to the Registrant or its securityholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Article 2, Section 405.2 of the Maryland General Corporation Law provides that the Articles of Incorporation of a Maryland corporation may limit the extent to which directors or officers may be personally liable to the Corporation or its stockholders for money damages in certain instances. The Registrant's Articles of Incorporation provide that, to the fullest extent permitted by Maryland law, as it may be amended or interpreted from time to time, no director or officer of the Registrant shall be personally liable to the Registrant or its stockholders. The Registrant's Articles of Incorporation also provide that no amendment of the Registrant's Articles of Incorporation or repeal of any of its provisions shall limit or eliminate any of the benefits provided to directors and officers in respect of any act or omission that occurred prior to such amendment or repeal.

The underwriting agreements filed as Exhibit h hereto contain provisions requiring indemnification of the Registrant's underwriters by the Registrant.


ITEM 30:  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISOR

See "Management of the Trust" in the Prospectus and for information regarding the business of the investment advisor. For information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of BlackRock Advisors, Inc., reference is made to the Advisor's current Form ADV filed under the Investment Advisers Act of 1940, incorporated herein by reference.


ITEM 31:  LOCATION OF ACCOUNTS AND RECORDS

The accounts and records of the Registrant are maintained in part at the office of the Advisor at 400 Bellevue Parkway, Wilmington, Delaware 19809, in part at the offices of State Street, 1776 Heritage Drive, North Quincy, Massachusetts 02171, in part at the offices of State Street Bank & Trust Company, 150 Royal Street, Canton, Massachusetts 02021 and in part at the offices of the Administrator, 800 Scudders Mill Road, Plainsboro, New Jersey 08536.


ITEM 32:  MANAGEMENT SERVICES

Except as described in Part I of this Registration Statement under the caption "Management of the Trust," the Registrant is not a party to any management service related contract.

ITEM 33:  UNDERTAKINGS

(1) Registrant undertakes to suspend the offering of its shares until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net assets value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)  Not applicable

(3)  Not applicable

(4)  Not applicable

(5)  Registrant undertakes that:

        (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

        (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding (is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 9th day of March, 2000.

               THE BLACKROCK INSURED MUNICIPAL  TERM TRUST INC.

                                                 *
                                        --------------------------
                                        Ralph L. Schlosstein
                                        President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

             Signatures                                Title                          Date
             ----------                                ----
                *                      President (Principal Executive           March 9, 2000
-------------------------------------   Officer) and Director
       Ralph L. Schlosstein

                *                       Treasurer (Principal Financial and      March 9, 2000
-------------------------------------   Accounting Officer)
           Henry Gabbay

                *                       Director                                March 9, 2000
-------------------------------------
         Laurence D. Fink

                *                       Director                                March 9, 2000
-------------------------------------
         Andrew F. Brimmer

                *                       Director                                March 9, 2000
-------------------------------------
         Richard E. Cavanagh

                *                       Director                                March 9, 2000
-------------------------------------
           Kent Dixon

                *                       Director                                March 9, 2000
-------------------------------------
          Frank J. Fabozzi

                *                       Director                                March 9, 2000
-------------------------------------
      James Clayburn LaForce, Jr.

                *                       Director                                March 9, 2000
-------------------------------------
         Walter F. Mondale

______________
*  Signed by Karen Sabath pursuant to power of attorney, dated January 3, 2000.

/s/ Karen Sabath
--------------------

INDEX TO EXHIBITS

                                                   SEQUENTIALLY
EXHIBIT                                            NUMBERED
NUMBER                                             PAGE
------                                             ----
a.  (1)(A) Articles of Incorporation*
       (B) Articles of Amendment with Name Change+
    (2)    Articles of Amendment dated July 15, 1994 (for outstanding preferred shares)*
    (3)    Articles of Amendment dated July 20, 1995 (for outstanding preferred shares)*
    (4)    Form of Articles Supplementary (for New Preferred Shares)*

b.  By-Laws*
c.  None

d.  (1)   Specimen Stock Certificate Representing Shares of Common Stock*
    (2)   Form of Specimen Stock Certificate Representing Series M7 Preferred
          Shares*
    (3)   Form of Specimen Stock Certificate Representing Series M28 Preferred
          Shares*
e.  Dividend Reinvestment Plan*
f.  Not Applicable
g.  (1)   Advisory Agreement*
    (2)   Administration Agreement*

h.  (1)   Form of Purchase Agreement for initial public offering*

    (2) Form of Master Agreement Among Underwriters for initial public offering*

    (3)   Form of Master Selected Dealer Agreement for initial public offering*
i.  Not Applicable
j.  (1)   Custodian Agreement*
    (2)   Transfer Agent Agreement*
k.  (1)   Auction Agent Agreement*

    (2)   Form of Broker-Dealer Agreement*

    (3)   Form of Depository Agreement*

l.  Opinion and consent of counsel*
m.  Not Applicable
n.  Consent of Independent Accountants*
o.  Not Applicable
p.  Not Applicable
q.  Not Applicable

r.  (1)   Form of Code of Ethics of the Trust*
    (2)   Code of Ethics of the Advisor*
s.  Powers of Attorney*


______________
*   Previously filed.
+   Filed herewith.